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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 6)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                             (AMENDMENT NO. 6)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

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                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

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                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

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                                   825229107
                     (CUSIP Number of Class of Securities)

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                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

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                              January 6, 2000
            (Date of Event Which Requires Filing of This Statement)
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  This Amendment No. 6 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 3, 1999 (the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 6 to Schedule 14D-1 also constitutes Amendment No. 6 to the statement on Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 10. Additional Information

  Item 10 is hereby amended and supplemented by adding thereto the following:

  (f) Attached hereto as Exhibit (f)(3) is a slide presentation that may be used by persons making oral solicitations of the Company's stockholders by or on behalf of Purchaser and Chesapeake, directly or indirectly, in connection with the Offer.

Item 11. Material to be Filed as Exhibits

  Item 11 is hereby amended and supplemented by adding thereto the following:

  (f)(3) Slide presentation, titled "defining the future," which may be used by persons making oral solicitations of the Company's stockholders by or on behalf of Purchaser and Chesapeake, directly or indirectly, in connection with the Offer.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2000

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

                               EXHIBIT INDEX

 Exhibit Description
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 (f)(3)  Slide presentation, titled "defining the future," which may be used by persons making oral solicitations of the Company's stockholders by or on behalf of Purchaser and Chesapeake, directly or indirectly, in connection with the Offer.